

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2025

Dante Caravaggio
Chief Executive Officer, President and Director
EON Resources Inc.
3730 Kirby Drive, Suite 1200
Houston, Texas 77098

> **Re: EON Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed January 24, 2025**
> **File No. 333-284447**

Dear Dante Caravaggio:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew L. Ogurick, Esq., of Pryor Cashman LLP